TERM SHEET
REGULATION CROWDFUNDING OFFERING OF
SERIES SEED IV PREFERRED STOCK OF
GENIUS LABS COMPANY

July 15, 2021

The following is a summary of the principal terms with respect to the proposed Series Seed IV Preferred Stock financing of Genius Labs Company, a Delaware corporation (the "***Company***"). This summary of terms does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be executed by the parties electronically through the Portal.

Offering Terms

Securities to Issue:	Shares of Series Seed IV Preferred Stock of the Company (the "***Series Seed IV Preferred Stock***").
Aggregate Proceeds:	$4,900,887.41 in aggregate.
Purchasers:	Accredited and non-accredited investors approved by the Company (the "***Purchasers***").
Portal:	Wefunder, Inc. is a funding portal member of FINRA and registered as a funding portal with the SEC and is hosting the offering on its website at www.wefunder.com.
Price Per Share:	Price per share of $2.36 (the "***Original Issue Price***"), based on a pre-money valuation of $$34,928,219.48. Purchasers who purchase Series Seed IV Preferred Stock on or before the date on which the Company raises $250,000.01 in the offering will receive an "early bird" discount which will reduce the purchase price to $1.69 per share (the "***Early Bird Discount***").
Liquidation Preference:	Holders of Series Seed IV Preferred Stock shall be entitled to the greater of (a) the Original Issue Price for such share of Series Seed IV Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series Seed IV Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event (as defined in the Certificate of Designation of the Series Seed IV Preferred Stock). The balance of proceeds will paid to holders of common stock of the Company ("***Common Stock***"). A merger, reorganization or similar transaction will be treated as a liquidation. For the avoidance of doubt, the Original Issue Price shall be $2.36 regardless of whether the Purchasers received the Early Bird Discount or not.
Conversion:	Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Voting Rights:	Votes together with the Common Stock on all matters on an as-converted basis. In addition, the Company may not change the rights, powers or privileges of the Series Seed IV Preferred Stock in an adverse manner or create a new class or series of capital stock that is senior to the Series Seed IV Preferred Stock without the consent of the holders of a majority of the outstanding Series Seed IV Preferred Stock voting as a separate class, unless the Company offers holders of the Series Seed IV Preferred Stock the right to convert or exchange their Series Seed IV Preferred Stock into capital stock of the Company having such senior rights, powers, or privileges.
Financial Information:	Purchasers who have invested at least $50,000 ("***Major Investors***") will receive standard information and inspection rights.
Participation Right:	Major Investors will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
Future Rights:	The Series Seed IV Preferred Stock will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).